Exhibit 99.1

EMPLOYMENT AGREEMENT

THIS AGREEMENT made as of the 3rd day of July , 2002

B E T W E E N:

Sanchez Computer Associates, Inc., a corporation
existing under the Business Corporations Act
(Ontario) (hereinafter referred to as “Spectra”)

OF THE FIRST PART,

- and -

John C. McLeod

(hereinafter referred to as the “Executive”)

OF THE SECOND PART.

WHEREAS:

A.                                   Spectra and the Executive are desirous of continuing their employment relationship for their mutual benefit;

B.                                     The terms of this Agreement will become effective as of the 3rd day of July, 2002 (the “Effective Date”) and

C.                                     Spectra and the Executive have agreed that the terms and conditions of the continuing employment relationship shall be set out herein.

NOW THEREFORE, in consideration of the respective covenants and agreements herein contained and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the Parties hereto), the Parties hereto agree as follows:

ARTICLE 1 - DEFINITIONS

1.1                                 Defined Terms.  As used in this Agreement, the following terms have the following meanings:

“Act” means the Business Corporations Act (Ontario) as may be amended from time to time, and shall be deemed to be any act substituted therefor;

“Affiliate” means an “affiliate” as such term is defined in the Act and for purposes of this Agreement shall include without limitation, Sanchez Computer Associates, Inc. (“Sanchez”), Sanchez Data Services, Inc. (“SDST”), and any Sanchez subsidiaries;

“Agreement” means this employment agreement and instruments in amendment or confirmation of it; “Article”, “Section”, “Subsection” or other subdivision of this Agreement followed by a number means and refers to the specified Article, Section, Subsection or other subdivision of this Agreement;

“Base Salary” has the meaning ascribed to such term in Section 4.1;

“Business ” means the business carried on by the Spectra at the Termination Date, and, as of the date hereof, consists of the development of retail order management and mid-office software products for use in the securities industry, as well as the business of the Affiliates and Subsidiaries at the Termination date (for clarity, the current business of the Affiliates is the development, marketing and installation of core processing, front end and middleware software for financial institutions as well as outsourcing of end to end banking solutions);

“Cause” means, in addition to anything deemed to be cause in accordance with the laws applicable to employees generally in the Province of Ontario:

(a)                                  Executive’s refusal, failure or inability to perform (other than due to illness or disability) his material obligations under this Agreement or the reasonable directives of the Sanchez or Spectra Board or Sanchez’s Chief Executive Officer that is not cured within ten (10) days after delivery of notice thereof; or

(b)                                 other conduct of Executive involving any type of disloyalty to, or gross negligence or wilful misconduct with respect to the Corporation, including (without limitation) fraud, embezzlement, theft or dishonesty in the course of his employment; or

(c)                                  Executive’s conviction of or plea of guilty to an offence in respect of which a pardon has not been granted under the Criminal Records Act Canada; or

(d)                                 Executive’s breach of any material provision of an agreement with the Corporation not cured within ten (10) days after delivery of notice thereof.

(e)                                  Executive’s breach of any fiduciary duty to the Corporation.

“Corporation” shall be defined as provided in Section 7.1(c) below.

“Parties” means the Executive and Spectra; and “Party” means any one of them;

“Person” means an individual, partnership, corporation, trust, unincorporated association, joint venture or other entity or governmental entity, and pronouns have a similarly extended meaning;

“Subsidiary” means a “subsidiary” as such term is defined in the Act;

ARTICLE 2 - SCOPE OF EMPLOYMENT

2.1.                              Employment.  Spectra hereby agrees to employ the Executive and the Executive hereby accepts such employment on a full time basis in the position of President.

2.2                                 Duties and Responsibilities.  The duties and responsibilities of the Executive shall consist of those necessary or incidental to perform the functions of such aforesaid position within the Corporation.  Without limiting the generality of the foregoing, the Executive shall be responsible for the direction and management of Spectra.  The Executive shall perform such other duties and exercise such powers as may from time to time be determined by the Board of Directors of Sanchez consistent with his position as President.

2.3                                 Full and Faithful Service.  The Executive will devote to the business and affairs of the Corporation, all of the time and attention reasonably necessary to carry out the duties of his position, and will ensure that he is not at any time engaged in conduct which would constitute a conflict with the interests of the Corporation.  During his employment with the Corporation, the Executive shall not engage in any other employment or gainful occupation, undertake any other business, or become a director, officer or agent of any other company, firm (except for not-for-profit organizations) or individual without the express written consent of the Board of Directors of Sanchez.

2.4                                 Acknowledgement.  The Executive acknowledges that the effective performance of his duties requires the highest level of integrity and the Corporation’s complete confidence in the Executive’s relationship with other employees of the Corporation and with all persons dealt with in the course of his employment.  The Executive shall diligently, faithfully and honestly serve the Corporation during the continuance of his employment hereunder and shall use his best efforts to promote the interest of the Corporation.

ARTICLE 3 - TERM OF EMPLOYMENT

3.1                                 Term.  The term of employment (the “Term”) created herein shall be for three year commencing upon the effective date and continuing through the term, unless this Agreement is terminated earlier by either of the Parties in accordance with the provisions of Article 5.

ARTICLE 4 - REMUNERATION

4.1                                 Salary.  As remuneration for his services hereunder, the Executive shall be paid a Base Salary, subject to adjustments ad hereinafter provided, (the “Base Salary”) at the rate of Two Hundred Seventy-Five Thousand Canadian Dollars (CDN $275,000) per annum, which Base Salary shall be paid in arrears and in 24 equal instalments, subject to all necessary statutory deductions.  Such Base Salary shall be reviewed by the Compensation Committee of the Board of Directors of Sanchez at the end of each year of term of the Executive’s employment but with no obligation to effect an increase thereof.

4.2                                 Bonus.  Executive shall be eligible for a bonus on about October 15, 2002 for the preceding fiscal year, subject to the terms of the written plans of Spectra (attached hereto as Exhibit A) and consistent with the past practices of the Spectra.  Subsequent bonuses will be as mutually agreed by the Executive and Sanchez and as periodically approved by the Sanchez Board of Directors.

4.3                                 Benefits.  Unless otherwise covered by another insurance benefit program, the Executive will be entitled during the course of his employment with the Corporation to participate in the employee benefit plans and programs of Spectra which are made available to senior employees of Spectra generally from time to time, subject to the terms of those plans and programs.  To the extent permitted by the applicable plan or program, the Corporation hereby waives any qualification periods which may exist with respect to such benefit plans.

4.4                                 Vacation.  The Executive shall be entitled to 4 calendar weeks vacation leave in each year that this Agreement is in effect at the Base Salary provided for in Section 4.1.  Such vacation shall be taken at such time or times as the Corporation may determine having regard to the business and undertaking of the Corporation.  In the event the Executive’s employment is terminated, the Executive shall be entitled to a pro-rated vacation leave with pay for the portion of the year that he has been actively employed. Vacation accrual and carry forward will be governed by Spectra’s then current policy

4.5                                 Dues.  During the term of his employment with Spectra, the Executive shall be reimbursed for all professional membership and club dues upon furnishing to the Corporation receipts therefore, up to maximum reimbursement of C$6,000.00 per year.

4.6                                 Expenses.  During the term of his employment, the Executive shall be reimbursed for all reasonable travel and business expenses incurred by him in the performance of his duties hereunder, subject to such limitations as may be established by the Board of Directors of Sanchez and revised by them from time to time.  As a condition to the reimbursement of such expenses, the Executive shall furnish to the Corporation receipts for expenses incurred.

4.7                                 Stock.  Employee agrees that any Sanchez stock that he receives as a result of the acquisition of Spectra by Sanchez (“Acquisition”) may not be sold or otherwise transferred until the expiration of the 180 day period following the final closing of the Acquisition.

4.8                                 Loan.  As further consideration, Employee and Employer are entering into a loan as documented by a Note and Pledge dated XXX.

ARTICLE 5 - TERMINATION OF EMPLOYMENT

5.1                                 Terms and Conditions.  The employment contemplated hereunder may be terminated in the following manner and in the following circumstances;

(a)                                  by the Executive giving 60 days notice in writing to Spectra and Sanchez of his intention to terminate his employment with Spectra;

(b)                                 by Spectra giving notice in writing to the Executive at any time, for Cause, in which case the Executive’s employment shall terminate immediately upon receipt of the written notice from Spectra, which notice will set forth the event or condition giving rise to the Cause for termination, and the Corporation shall pay to the Executive his Base Salary and pro-rated bonus up to the date of such written notice;

(c)                                  by Spectra upon the death of the Executive, in which case his employment pursuant to this Agreement shall terminate on the date of death and Spectra shall pay the Executive’s estate his Base Salary and pro-rated bonus up to the date of his death;

(d)                                 by Spectra if the Executive is unable to discharge his duties hereunder by reason of illness, disease, mental or physical disability or otherwise, for an aggregate of 6 months in any 1 year, whether or not consecutive, in which case his employment pursuant to this Agreement shall terminate at the end of that 6 month period, and the Spectra shall pay the Executive his Base Salary and pro-rated bonus up to the end of such 6 month period; or

(e)                                  by Spectra for any reason other than pursuant to Subsection 5.1(b) or 5.1(c) or 5.1(d), by making a lump sum payment to the Executive of an amount equal to the greater of (i) 20 months of Base Salary or (ii) the remaining Base Salary under the Term of this Agreement from the effective date of termination.

5.2                                 Release of Claims.  Upon notice being given pursuant to Subsection 5.1(a) or 5.1(b); upon the death of the Executive as referred to in Subsection 5.1(c); upon the expiration of the period referred to in Subsection 5.1(d) or upon the date of the payment referred to in Subsection 5.1(e); as the case may be, the employment of the Executive shall be wholly terminated and this Agreement shall cease to have any further effect save and except in respect of Articles 5, 6 and 7 which shall continue in full force and effect.  Upon any such termination, the Executive shall have no claim against the Corporation for damages, termination pay, severance pay, pay in lieu of notice of termination, statutory or otherwise, except in respect of payment of remuneration earned, due and owing to the effective date of termination including amounts due pursuant to Section 5.1.

5.3                                 Reasonableness.  The Parties hereto acknowledge and agree that there are no implied rights, obligations or duties upon the Parties whatsoever arising from or with respect to this Agreement and the employment contemplated hereunder other than as set forth in writing.  The Parties further acknowledge and agree that if any of the payments referred to in Subsection 5.1(e) is made, it constitutes a reasonable estimate of the damages that might be suffered by the Executive for early termination of this Agreement, said amount being liquidated damages and not a penalty.

ARTICLE 6 - CONFIDENTIALITY

6.1                                 Confidential Information.  The Executive acknowledges that during the course of employment with Spectra, he will be exposed to secret and confidential business information belonging to the Corporation, which may give it a commercial advantage over others.  Except as may be required by law, the Executive agrees to not use, directly or indirectly, for his own account or for the account of any person, firm, corporation or other entity or disclose to any person, firm, corporation or other entity, the Corporation’s proprietary information disclosed or entrusted to him or developed or generated by him in the performance of his duties hereunder, including but not limited to information relating to the Corporation’s organizational structure, operations, business plans, technical projects, pricing data, business costs, research data results, inventions, trade secrets, customer lists or other work produced, developed by or for the Corporation, whether on the premises of the Corporation or elsewhere.

6.2                                 Exceptions.  The provisions of Section 6.1 shall not apply to any information including any proprietary, confidential or secret information which (i) is, at the commencement of the term of this Agreement or at some later date, publicly known under circumstances involving no breach of this Agreement, (ii) comes into the possession of the Executive after the Executive ceases to be in the employ of the Corporation from a third person which is not under any obligation to maintain the information in confidence, (iii) is independently developed by the Executive without use of any confidential information of the Corporation after the Executive ceases to be in the employ of Spectra, or (iv) is required to be disclosed by the Executive pursuant to an order of a court or a tribunal; provided that the Executive provides notice to the Corporation of such order prior to disclosing the information.

6.3                                 Property and Documents.  The Executive acknowledges, understands and agrees that all memoranda, notes, records, charts, formulae, client lists, price lists, marketing plans, financial information, patents, copyrights, trade secrets, other intellectual property rights and other documents made, received, held or used by the Executive during the course of his employment or as a consultant to Spectra, shall be the property of the Corporation and shall be delivered by the Executive to the Corporation upon request at any time during the course of employment and upon the termination of his employment as hereinbefore provided.  With respect to all confidential information and other documents of the Corporation held by the Executive, the Executive acknowledges that he is in a position of trust and subject to a fiduciary duty to use the information only in the interests of the Corporation and its business.

6.4                                 Inventions.  The Executive acknowledges, understands and agrees that any and all inventions and improvements which are conceived or made by the Executive during the course of his employment or as a consultant to Spectra, relating to or in any way appertaining to or connected with any of the matters which have been, are or may become the subject of the Corporation’s investigations, or which the Corporation has been, is or may become interested, including, but no limited to, product design, computer software or technology, shall be the sole and exclusive property of the Corporation.  The Executive further agrees to, whenever requested by the Corporation, execute any and all applications, assignments and other instruments which the Corporation shall deem necessary in order to apply for and obtain letters of patent and copyrights of Canada or foreign countries for the inventions or improvements, and in order to assign and convey to the Corporation all sole and exclusive right, title and interest in and to the inventions or improvements, all expenses in connection with them to be borne by the Corporation.

6.5                                 Third Party Information.  During the Term of this Agreement the Corporation will obtain confidential information of third parties including customers and suppliers of the

Corporation.  The Executive will comply with all obligations to which the Corporation is subject relating to such third party confidential information to which the Executive obtains access or of which the Executive becomes aware.

ARTICLE 7 - NON-COMPETITION

7.1                                 Defined Terms.  For the purposes of this Articles 7:

(a)                                  “Territory” means the present geographical area of;

(i)                                     the Province of Ontario; plus

(ii)                                  the remainder of Canada; plus

(iii)                               the United States of America;

(b)                                 “Applicable Time Period” means the period commencing with the date of the termination of the Executive’s employment with the Corporation and ending immediately prior to the third anniversary of the date of such termination; and

(c)                                  “Corporation” means Spectra and its Subsidiaries and Affiliates.

(d)                                 “Customer” means any Person which in the two years preceding the date of the termination of the employment of the Executive with the Corporation, has been a customer of the Corporation or a solicited potential customer of the Corporation.

7.2                                 Non-Competition.  The Executive covenants and agrees that, except on behalf of and for the benefit of the Corporation, he shall not, (i) while in the employ of Spectra (whether under this Agreement or otherwise), (ii) where the Executive is terminated pursuant to Subsection 5.1(b), 5.1(d), or 5.1(e), during the Applicable Time Period, (iii) where the Executive terminates or discontinues his employment with Spectra pursuant to Subsection 5.1(a) or (iv) after any termination or resignation outside the term of this Agreement, during the Applicable Time Period and during the period commencing on the termination or resignation of employment with Spectra by the Executive and ending upon the date which is 36 months after the date of such termination, either directly or indirectly, individually or in partnership or in conjunction with any Person as employee, employer, principal, agent, joint venturer, partner, shareholder or other equity holder, independent contractor, licensor, licensee, franchiser, franchisee, distributor, consultant, supplier, trustee or by or through any corporation, company, co-operative, partnership, trust entity with juridical personality, unincorporated association or in any other manner whatsoever:

(a)                                  carry on or be engaged in, have any financial or other interest in or be otherwise commercially involved in any endeavour, activity or business in all or part of the Territory which is substantially the same or in direct competition with the Business; or

(a)                                  interfere or attempt to interfere with the Business or persuade or attempt to persuade any Customer, employee or supplier of the Corporation or its Subsidiaries to discontinue or alter such Person’s relationship with the Corporation or its Subsidiaries.

7.3                                 Non-Solicitation.  The Executive covenants and agrees that he shall not, during the period commencing on the date hereof and ending on the later of (i) the second anniversary of the date hereof, or (ii) the first anniversary of the date on which the Executive’s employment by Spectra terminates, directly or indirectly,

(a)                                  canvass, solicit or attempt to solicit, accept or supply goods or services to any Customer, except on behalf of and for the benefit of the Corporation or except on behalf of or for the benefit of a business which is not in direct competition with a element of the Business; or

(b)                                 employ, offer employment to or solicit the employment or engagement of or otherwise entice away from the employment of the Corporation any individual employed by the Corporation at any time in the 12 months preceding the date of termination of the Executive’s employment.

7.4                                 Exception.  Nothing construed herein shall prohibit the Executive from holding for investment purposes only up to 5 percent of the issued publicly traded shares of a company engaged in a business the same as or similar to the Business presently carried on by the Corporation.

7.5                                 Severability.  If any covenant or provision in this Article 7 is determined to be void or unenforceable in whole or in part, it shall not be deemed to affect or impair the validity of any other covenant or provision hereof and, without limiting the generality of the foregoing, Subclauses (a) and (b) of Section 7.2 and Subclauses (a) and (b) of Section 7.3 are declared to be separate and distinct covenants.

7.6                                 Reasonableness.  The Executive agrees that all restrictions contained in this Article 7 are reasonable and valid and all defences to the strict enforcement thereof by the Corporation are hereby waived.  The Executive acknowledges that the Corporation would not have entered into this Agreement in the absence of those restrictions.

7.7                                 Enforcement.  The Executive agrees and acknowledges that the breach of the provisions of this Article 7 by him would cause irreparable harm to the Corporation which would not be adequately compensable in monetary damages.  The Executive shall not, in any action or proceeding to enforce any of the provisions of this Agreement, assert the claim or defence that such an adequate remedy at law exists.

(a)                                  The Executive hereby consents to an injunction being issued restraining any breach or further breach of the provisions hereof without prejudice to any other remedy the Corporation may have.

(b)                                 If the Executive breaches any of the restrictions contained in this Article 7, the Corporation will have the right and remedy to require the Executive to account for any pay over to the Corporation all compensation, profits, monies, accruals, increments or other benefits derived or received by the Executive as the result of such breach to the extent the finder of fact in any such proceeding finds these remedies appropriate.  This right and remedy will be in addition to, and not in lieu of, any other rights and remedies available to the Company under law or in equity.

(c)                                  The Executive agrees to disclose the existence and terms of the restrictions contained in this Article 7 to any employer that the Executive may work for during the applicable restricted period.

(d)                                 If the Executive breaches any of the restrictions contained in this Article 7 in any respect, the restrictions contained in this article will be extended for a period equal to the period that the Executive was in breach.

(e)                                  If any court holds the restrictions of this Article 7 unenforceable by reason of their breadth or scope or otherwise, it is the intention of the Parties that such determination not bar or in any way affect the right of the Corporation to the relief provided above in the courts of any other jurisdiction within the geographic scope of such restrictions.

ARTICLE 8 - GENERAL

8.1                                 Entire Agreement.  This Agreement and the terms hereof shall constitute the entire agreement between the Parties hereto with respect to all of the matters herein and the Parties hereto acknowledge and agree that its execution has not been induced by, nor do either of the parties hereto rely upon or regard as material any representations or writings whatsoever not incorporated herein and made a part hereof.  This Agreement shall not be amended, altered or qualified except by an agreement in writing signed by both of the parties hereto.  This Agreement supersedes any prior agreements, including, without limitation, the Employment Agreement between Spectra and the Executive, dated as of April 11, 1997 which are hereby cancelled and supercedes all previous understandings, negotiations, and representations with respect hereto, whether oral or written.

8.2                                 Notice.  Any notice to be given hereunder shall be given in writing and shall be deemed to have been duly given if delivered by hand or mailed by first-class mail, postage prepaid and addressed to the recipient as follows:

(a)                                  Sanchez Computer Associates, Inc.:

40 Valley Stream Parkway
Malvern, PA  19335
USA

c/o President

with a copy to General Counsel

(b)                                 To the Executive:

66 King George’s Road
Etobicoke Ontario
Canada M8X IL9

Any such notice, if mailed, shall be deemed to have been received on the fifth business day next following the date of mailing and, if delivered, on the date of delivery.  Either Party may, by notice given in accordance with the foregoing, change his or its address for the purposes of this Agreement.  In the event of a postal strike in progress, notice shall be given only by delivery by hand in accordance with this Section 8.2.  In the event of a postal strike occurring within 5 business days after the giving of notice by mail as hereinbefore set out, such notice shall be deemed ineffective and thereafter, during the continuance of the postal strike, notice shall be effective only if delivered by hand.

8.3                                 Further Assurances.  The Parties and each of them hereby consents and agrees to do such things, attend such meetings and to execute such further documents and assurances as may be deemed necessary or advisable from time to time in order to carry out the terms and conditions of this Agreement in accordance with its true intent.

8.4                                 Waivers.  No waiver of any breach of default of any of the provisions hereof shall be effective unless in writing and signed by the Party to be charged with such waiver.  No waiver shall be deemed a continuing waiver or waiver in respect of any subsequent breach of default, either of a similar or different nature, unless expressly so stated in writing.

8.5                                 Severability.  If any provision of this Agreement is determined to be illegal or unenforceable, in whole or in part, such illegal or unenforceable provision or part thereof, shall be severable from this Agreement and shall not affect the remaining provisions hereof.

8.6                                 Headings.  The insertions of heading and the division of this Agreement into Sections and Subsections is for the conveniences of reference only and shall not affect the interpretation hereof.

8.7                                 Assignment.  This Agreement may not be assigned by the Executive without the prior written consent of Spectra and Sanchez, which consent may be withheld for any reason.

8.8                                 Enurement.  This Agreement shall enure to the benefit of and be binding upon the Parties hereto and their respective heirs, executors, legal personal representatives, successors, successor entities and permitted assigns.

8.9                                 Withholding.  The Corporation will withhold from any payments due to Executive hereunder, all applicable taxes and statutory deductions or other amounts required to be withheld pursuant to any applicable law.

8.10                           Governing Law.  This Agreement shall be construed and enforced in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

8.11                           Counterparts.  This Agreement may be executed in multiple counterparts, each of which will be deemed to be an original, but all of which together will constitute but one and the same instrument.

IN WITNESS WHEREOF, this Agreement is executed by the Parties hereto with effect as of the date first written above.

Sanchez Computer Associates, Inc.

	Per:	/s/ Joseph F. Waterman
Name: JOSEPH F. WATERMAN
Title:

	Per:	/s/ John McLeod
Name: JOHN MCLEOD
Title:

SIGNED, SEALED AND DELIVERED	)
IN THE PRESENCE OF:	)
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EXHIBIT A

John McLeod

Executive Compensation Summary FY 2002

FY 2002

Salary: $275,000

Bonus:

$150,000 (Cdn) - at target EBITDA of $3,247,460 pre bonus

$225,000 (Cdn) at 125% of plan, ($4,059,325 pre bonus)

Note: bonus will be paid on a pro - rata basis from budgeted EBITDA up to 25% above budgeted EBITDA